

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2021

<u>Via E-mail</u>

William Caffee, Esq.
White Summers Caffee & James, LLP
541 Jefferson Ave.,
Redwood City, CA 94063

      Re: **Cynergistek, Inc.**
                 Revised Preliminary Proxy Statement on Schedule 14A
                 Filed September 29, 2021 by Daniel Berger
                 File No. 001-38011

Dear Mr. Caffee:

      We have reviewed your September 29, 2021 response to our comment letter and have the following comments. Our references to prior comments are to comments in our September 22, 2021 letter.

<u>PRRN14A Filed September 29, 2021</u>

<u>General</u>

1. Refer to prior comment 1. In your amended filing, please disclose the information set forth in your response letter to facilitate shareholders' ability to understand why you have chosen both to rely on Rule 14a-18 in having your materials and nominee included in the registrant's proxy statement and proxy card while simultaneously engaging in a contested proxy solicitation.

2. Revise to fill in the blank spaces for the number of shares beneficially owned by your nominee and the costs of the solicitation.

<u>Form of Proxy Card</u>

3. Refer to prior comment 8. Revise your form of proxy to adhere to the requirements of Rule 14a-4(b)(2). The form of proxy must set forth the names of all persons nominated for election as directors and provide sufficient space for shareholders to withhold authority to vote for any such nominee.

4. Refer to prior comment 9. Revise your form of proxy to state that there is no assurance that the registrant's nominees will serve if elected with your nominee. Refer to Rule 14a-4(d)(4)(iv).

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Please direct any questions to me at (202) 551-7951.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions